Form 10-K, Exhibit 13
period 1996-06-30
EDMARK CORP
filed 1996-08-30
CIK 777249

                                 EXHIBIT 13.1


       Portions of Edmark Corporation Annual Report to Security-Holders for the Year Ended June 30, 1996 Incorporated by Reference.

                             SELECTED FINANCIAL DATA


June 30,                                          1996           1995            1994            1993           1992
- --------------------------------------------------------------------------------------------------------------------

FOR YEARS ENDED

Net revenues                               $32,187,944      22,718,705    11,663,352        8,733,038      5,962,526
   Revenue growth rate                             42%             95%           34%              46%            38%
Gross profit                                24,559,020      15,951,873     6,197,377        4,852,297      3,349,812
   Gross profit margin                             76%             70%           53%              56%            56%
Operating expenses:
   Sales and marketing                      12,232,139       7,467,261     4,639,931        2,699,397      1,412,149
   General and administrative                2,782,816       2,070,043     1,824,950        1,581,408      1,305,806
   Research and development                  8,122,177       4,615,062     2,145,907          443,865        106,917
                                      -------------------------------------------------------------------------------------
      Total operating expenses              23,137,132      14,152,366     8,610,788        4,724,670      2,824,872
Operating income (loss)                      1,421,888       1,799,507    (2,413,411)         127,627        524,940
Net earnings (loss)                          2,013,158       2,023,677    (1,937,404)         125,759        364,290
Net earnings (loss) per share         $           0.28            0.32         (0.40)            0.03           0.10
Weighted average number of
   shares outstanding                        7,297,962       6,326,097     4,864,101        4,512,252      3,481,158

AS OF THE YEAR ENDED

Cash, short and long-term
   marketable securities                   $32,796,593       8,204,275     7,436,327        4,003,751        508,280
Total assets                                43,408,225      16,690,444    12,431,680        8,459,854      3,826,372
Working capital                             30,496,055      11,455,238     9,707,325        5,932,106      2,052,603
Shareholders' equity                       $40,491,010      13,687,233    11,175,976        7,675,695      3,102,789
Common shares issued and outstanding         6,626,672       5,477,970     5,361,475        4,509,475      3,517,975
Number of employees                                209             156           121               88             45

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company has been developing and publishing educational materials for children since its inception in 1970. Prior to fiscal 1993, the Company was engaged primarily in developing and publishing special education products. The Company entered the consumer multimedia educational software market during fiscal 1993 with the release of its first two titles during the 1992 holiday season. As of June 30, 1996, the Company had published 14 multimedia educational software titles for sale in both the consumer and education markets.

      The Company sells its multimedia educational software products in the consumer market using multiple channels of distribution, including distributors, specialty software stores, retail chains, computer superstores, mass merchants, and others. These products are also distributed in the education market through educational dealers, catalogs, and direct mail.

      The Company also continues to offer its special education products in the education market. These products include software and print products and the TouchWindow product. The Company also distributes software and print products published by others for the special education market.

      On December 15, 1994, the Company entered into a strategic alliance with Harcourt Brace School Publishers, a publisher in the educational market and a division of Harcourt Brace & Company (the "Harcourt Agreement"). Pursuant to the Harcourt Agreement, the Company agreed to collaborate with Harcourt in the development of multimedia educational software products. Under the Harcourt Agreement, the Company receives ongoing research and development co-funding fees and received a one-time license fee in fiscal 1995.

NET REVENUES


($ 000s)                              1996     Change       1995       Change          1994
- -------------------------------------------------------------------------------------------
Multimedia software products:
  Consumer channel                  $18,694      72%      $10,865       231%        $ 3,286
  Education channel                   5,166      52%        3,402       264%            934
                                    -------               -------                   -------
    Subtotal                         23,860      67%       14,267       238%          4,220
                                    =======               =======                   =======

Special education
  products                            6,080     (14%)       7,104        (5%)         7,443

Other                                 2,248      67%        1,348        na               0
                                    -------               -------                   -------
    Total                           $32,188      42%      $22,719        95%        $11,663
                                    =======               =======                   =======
- -------------------------------------------------------------------------------------------

1996 COMPARED TO 1995.

Net revenues were $32,188,000 in fiscal 1996, an increase of 41.7% from $22,719,000 in fiscal 1995.

      MULTIMEDIA EDUCATIONAL SOFTWARE PRODUCTS. Net revenues from the Company's multimedia educational software products were $23,860,000 in fiscal 1996, an increase of 67.2% from $14,267,000 in fiscal 1995.

      Consumer channel sales of the Company's multimedia educational software products represented 58.1% of fiscal 1996 net revenues compared to 47.8% in fiscal 1995, and were $18,694,000 in fiscal 1996, an increase of 72% from $10,865,000 in fiscal 1995. The significant increase in consumer channel sales was due primarily to an increase in the number of products available for sale and a broader retail shelf space presence. The Company had a total of 14 multimedia educational software titles at June 30, 1996, compared to nine titles at June 30, 1995. During fiscal 1996, the Company released five new titles compared to four new titles in fiscal 1995. Sales of CD-ROM products represented 84% of total consumer channel sales in fiscal 1996 compared to 51% in fiscal 1995.

      At the time of product shipment, the Company establishes allowances for stock balancing, price protection, and returns of defective, shelf-worn and damaged products, and for other estimated future returns of products. Product returns during fiscal 1996 amounted to $3,655,000 or 16.1% of gross consumer sales compared to $2,426,000 or 17.3% of gross consumer sales in fiscal 1995. The increase in returns was primarily related to inventory stock balancing and returns of product associated with an industry shift to Windows 95-based products. The Company believes that returns due to defective product or customers' dissatisfaction were insignificant. The Company's allowance for product returns amounted to $1,387,000 at June 30, 1996, compared to $1,054,000 at June 30, 1995.

      Sales of multimedia educational software products in the education channel were $5,166,000 in fiscal 1996, an increase of 52% from $3,402,000 in fiscal 1995. This increase was primarily due to the Company's new product releases as well as from increased penetration into the school market.

      SPECIAL EDUCATION PRODUCTS. Sales of special education products were $6,080,000 in fiscal 1996, a decrease of 14% from $7,104,000 in fiscal 1995. The decline represented primarily decreased sales of products developed and published by other companies.

      OTHER. Under the Harcourt Agreement, the Company recognized research and development co-funding revenue of $2,248,000 in fiscal 1996 and $348,000 in fiscal 1995. In fiscal 1995, the Company also received a one-time fee of $1.0 million for the licensing of certain software technology and as a non-refundable advance on royalties from future Harcourt sales.


1995 COMPARED TO 1994.

Net revenues were $22,719,000 in fiscal 1995, an increase of 95% from $11,663,000 in fiscal 1994.

      MULTIMEDIA EDUCATIONAL SOFTWARE PRODUCTS. Net revenues from the Company's multimedia educational software products were $14,267,000 in fiscal 1995, an increase of 238% from $4,220,000 in fiscal 1994.

      Consumer channel sales of the Company's multimedia educational software products represented 47.8% of fiscal 1995 net revenues compared to 28.2% in fiscal 1994, and were $10,865,000 in fiscal 1995, an increase of 231% from $3,286,000 in fiscal 1994. The significant increase in consumer channel sales was due primarily to an increase in the number of products available for sale and a broader retail shelf space presence. The Company had a total of nine multimedia educational software titles at June 30, 1995, compared to five titles at June 30, 1994. During fiscal 1995, the Company released four new titles compared to three new titles in fiscal 1994. Sales of CD-ROM products represented 51% of total consumer channel sales in fiscal 1995. Substantially all of the Company's CD-ROM products were released in the Company's 1995 second fiscal quarter.

      Product returns during fiscal 1995 amounted to $2,426,000, or 17.3% of gross consumer sales, compared to $309,000, or 8.2% of gross consumer sales in fiscal 1994. The increase in returns was primarily related to inventory stock balancing, returns of floppy disk products and returns of MS-DOS-based products associated with an industry shift to CD-ROM-based and Windows-based products. The Company believes that returns due to defective products or customers' dissatisfaction were insignificant. The Company's allowance for product returns amounted to $1,054,000 at June 30, 1995, compared to $310,000 at June 30, 1994.

      Sales of multimedia educational software products in the education channel were $3,402,000 in fiscal 1995, an increase of 264% from $934,000 in fiscal 1994. This increase was primarily due to the Company's new product releases as well as from increased penetration into the school market.

      SPECIAL EDUCATION PRODUCTS. Sales of special education products were $7,104,000 in fiscal 1995, a decrease of 5% from $7,443,000 in fiscal 1994. The decline was primarily due to decreased sales of software products developed and published by other companies.

      OTHER. Under the Harcourt Agreement, the Company recognized a one-time fee of $1.0 million for the licensing of certain software technology and as a non-refundable advance on royalties from future Harcourt sales during the Company's 1995 third fiscal quarter. The Company also recognized $348,000 of research and development co-funding revenue during the Company's 1995 fourth fiscal quarter.


 COST OF REVENUES

($ 000s)                           1996             Change         1995           Change        1994
- -----------------------------------------------------------------------------------------------------
Cost of sales                     $7,574             15%        $ 6,608             57%        $4,200
Royalties                             55            (65%)           159            (27%)          220
Amortization of capitalized
  software costs                       -             na               -             na          1,046
                                  ------                        -------                        ------
Total                             $7,629             13%        $ 6,767             24         $5,466
                                  ======                        =======                        ======
As a percentage of net
  revenues                          23.7%                          29.8%                        46.9%
                                  ======                        =======                        ======
- -----------------------------------------------------------------------------------------------------

Cost of revenues was $7,629,000 in fiscal 1996, an increase of 13% from $6,767,000 in fiscal 1995, but decreased as a percentage of net revenues to 23.7% in fiscal 1996 from 29.8% in fiscal 1995. Excluding revenues under the Harcourt Agreement, cost of revenues was 25.5% in fiscal 1996 compared to 31.7% in fiscal 1995. The decrease as a percentage of net revenues was primarily due to the relative mix of revenue shifting to products with higher gross profit margins.

      Cost of revenues was $6,767,000 in fiscal 1995, an increase of 24% from $5,466,000 in fiscal 1994, but decreased as a percentage of net revenues to 29.8% in fiscal 1995 from 46.9% in fiscal 1994. Excluding revenues under the Harcourt Agreement, cost of revenues was 31.7% in fiscal 1995. The decrease as a percentage of net revenues was primarily due to the relative mix of revenue shifting to products with higher gross profit margins and to the absence of capitalized software cost amortization expense.

      Effective January 1, 1994, the Company reduced the remaining time period over which previously capitalized software costs were amortized. This change was made in recognition of the fact that the software market in general, and the education software market in particular, had become increasingly more competitive and subject to technological change. The effect of this change was to increase expense by $456,000 in fiscal 1994. At June 30, 1994, all capitalized software costs were fully amortized.

SALES AND MARKETING


($ 000s)             1996    Change    1995   Change    1994
- -------------------------------------------------------------
Expense            $12,232    64%    $7,467    61%     $4,640
                   =======           ======            ======
As a percentage
  of net revenues     38.0%            32.9%             39.8%
                   =======           ======            ======
- -------------------------------------------------------------

Sales and marketing expenses were $12,232,000 in fiscal 1996, an increase of 64% from $7,467,000 in fiscal 1995, and increased as a percentage of net revenues to 38.0% in fiscal 1996 from 32.9% in fiscal 1995. The expense increase is related primarily to increased sales of the Company's line of multimedia educational software products in the consumer channel.

      Sales and marketing expenses were $7,467,000 in fiscal 1995, an increase of 61% from $4,640,000 in fiscal 1994, but decreased as a percentage of net revenues to 32.9% in fiscal 1995 from 39.8% in fiscal 1994. The expense increase is related primarily to increased sales of the Company's line of multimedia educational software products.

GENERAL AND ADMINISTRATIVE


($ 000s)               1996   Change   1995   Change    1994
- -------------------------------------------------------------
Expense              $2,783    34%    $2,070    13%    $1,825
                     ======           ======           ======
As a percentage
  of net revenues       8.6%             9.1%           15.6%
                     ======           ======           ======
- -------------------------------------------------------------


General and administrative expenses were $2,783,000 in fiscal 1996, an increase of 34% from $2,070,000 in fiscal 1995, but decreased as a percentage of net revenues to 8.6% in fiscal 1996 from 9.1% in fiscal 1995. The expense increase was primarily due to higher salaries and costs associated with the Company's expanded operations. However, these costs increased at a rate less than the increase in sales due to greater economies of scale.

      General and administrative expenses were $2,070,000 in fiscal 1995, an increase of 13% from $1,825,000 in fiscal 1994, but decreased as a percentage of net revenues to 9.1% in fiscal 1995 from 15.6% in fiscal 1994. The expense increase was primarily due to higher salaries and costs associated with the Company's expanded operations. However, these costs increased at a rate less than the increase in sales due to greater economies of scale.

RESEARCH AND DEVELOPMENT


($ 000s)              1996   Change     1995   Change    1994
- --------------------------------------------------------------
Expense             $8,122     76%    $4,615    115%    $2,146
                    ======            ======            ======
As a percentage
  of net revenues     25.2%             20.3%             18.4%
                    ======            ======            ======
- --------------------------------------------------------------


Research and development expenses were $8,122,000 in fiscal 1996, an increase of 76% from $4,615,000 in fiscal 1995, and increased as a percentage of net revenues to 25.2% in fiscal 1996 from 20.3% in fiscal 1995. The increase in research and development expenses was primarily attributable to costs associated with continued expansion of the Company's line of multimedia educational software products. Salaries and related costs represented a substantial portion of this expense increase.

      Research and development expenses were $4,615,000 in fiscal 1995, an increase of 115% from $2,146,000 in fiscal 1994, and increased as a percentage of net revenues to 20.3% in fiscal 1995 from 18.4% in fiscal 1994. The increase in research and development expenses was primarily attributable to costs associated with continued expansion of the Company's line of multimedia educational software products. Salaries and related costs represented a substantial portion of this expense increase.

INCOME TAXES


($ 000s)                 1996         1995        1994
- ------------------------------------------------------
Expense (benefit)      $ 472         $163      $ (283)
                       =====         ====      ======

Effective tax rate      19.0%         7.5%      (12.7)%
                       =====         ====      ======
- ------------------------------------------------------


Income tax expense in fiscal 1996 amounted to $472,000, or 19.0% of earnings before income taxes. The Company's 1996 effective tax rate differed from the statutory rate due to tax exempt interest income and partial recognition of deferred tax assets, which were reserved at June 30, 1995.

      Income tax expense in fiscal 1995 amounted to $163,000, or 7.5% of earnings before income taxes. The Company's effective tax rate differed from the statutory rate due to utilization of tax credit carryforwards and partial recognition of deferred tax assets, which were fully reserved at June 30, 1994.

      The Company's effective tax rate was (12.7%) in fiscal 1994. The fiscal 1994 rate is less than the statutory rate because the Company provided an allowance against its deferred tax assets.

      The Company expects that its effective tax rate in fiscal 1997 will increase to more closely approximate the Federal statutory rate, as reduced by the impact of research and experimentation tax credits, if any, and tax exempt interest income.

FUTURE OPERATING RESULTS

The Company's business has been highly seasonal, and its quarterly operating results have fluctuated substantially. Sales of the Company's multimedia educational software products in the consumer channel exhibit a strong seasonal trend, with sales higher during the second quarter, which includes the holiday selling season. Sales of multimedia educational products and special education products in the education channel tend to be higher during the spring and summer, the Company's fourth and first fiscal quarters, which encompass peak buying periods under school budget cycles.

      The Company's quarterly operating results are also affected by the number, amount and timing of new product introductions, product shipments, acceptance by consumers of new products, product mix, product returns, marketing expenditures, promotional programs and product development expenditures.

      The Company uses multiple channels of distribution to sell its software products, including distributors, specialty software stores, retail chains, computer superstores, mass merchants, discount warehouse stores, educational dealers, catalogs and direct mail. The loss of, or significant reduction in sales volume attributable to, any of the Company's principal distributors or accounts sold through distributors or retailers could have a material adverse effect on the Company's business, operating results and financial condition.

      A significant portion of the Company's operating expenses is relatively fixed, and planned expenditures in any given quarter are based on sales forecasts. If net revenues do not meet the Company's expectations in any given quarter, operating results would be adversely affected. In addition, if planned product introductions are delayed beyond their peak selling seasons, the Company's business, financial condition and operating results could be adversely affected in any particular quarter.

      Sections of the Report either contained herein or incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in any forward-looking statement as a result of either the risk factors interspersed, where applicable, in the underlying discussion or by other factors, including anticipation of growth of the educational software market, the competitive environment in the consumer software industry, consumer confidence levels and dependence on other products such as Windows 95. Additional information on these and other factors that could affect the Company's financial results are included in the Company's 1996 Annual Report on Form 10-K and its Form 10-Qs for the fiscal quarters ended September 30, 1995, December 31, 1995, and March 31, 1996, on file with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL RESOURCES

On August 9, 1995, the Company sold 638,873 shares of its common stock, which raised net proceeds of approximately $22.3 million. As of June 30, 1996, the Company had cash and short-term investments of $25.8 million, long-term investments of $7.0 million, and working capital of $30.7 million. The Company has no long-term debt obligations.

      The Company uses its working capital to finance ongoing operations, to fund the development and introduction of new products, and to acquire capital equipment. During fiscal 1996, the Company's operating activities provided cash of $3.0 million, and the Company invested $1.9 million in equipment and leasehold improvements.

      The Company expects that cash flows from operations and existing cash and short-term investments will be adequate to meet the Company's cash requirements for the next 12 months. The Company's cash and short-term investments may decline during that period for several reasons, including higher planned levels of product development activities and greater working capital requirements associated with higher planned sales levels.

STOCK PRICE FLUCTUATION

There is currently only a limited trading market for the Company's common stock. The trading price of the Company's common stock has been and in the future could be subject to wide fluctuations in response to quarterly variations in operating results; announcements of technological innovations or new products by the Company or its competitors; changes in earnings estimates by securities analysts; general conditions in the software, computer and educational industries; the limited trading market in the Company's common stock and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market price of many high technology companies and that often have been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's common stock.

                            STATEMENTS OF OPERATIONS

Years ended June 30,                                       1996              1995              1994
- ---------------------------------------------------------------------------------------------------
Net revenues (Note 5)                               $32,187,944        22,718,705        11,663,352
Cost of revenues (Note 7)                             7,628,924         6,766,832         5,465,975
                                                    -----------------------------------------------
      Gross profit                                   24,559,020        15,951,873         6,197,377
                                                    ===============================================
Operating expenses:
   Sales and marketing                               12,232,139         7,467,261         4,639,931
   General and administrative                         2,782,816         2,070,043         1,824,950
   Research and development                           8,122,177         4,615,062         2,145,907
                                                    -----------------------------------------------
      Total operating expenses                       23,767,132        14,152,366         8,610,788
                                                    ===============================================
      Operating income (loss)                         1,421,888         1,799,507        (2,413,411)

Interest Income                                       1,063,196           387,448           192,916
                                                    -----------------------------------------------
      Earnings (loss) before income taxes             2,485,084         2,186,955        (2,220,495)
Income tax expense (benefit) (Note 6)                   471,926           163,278          (283,091)
                                                    -----------------------------------------------
      Net earnings (loss)                           $ 2,013,158         2,023,677        (1,937,404)
                                                    ===============================================

Net earnings (loss) per share                       $      0.28              0.32             (0.40)
                                                    -----------------------------------------------
Weighted average number of shares outstanding         7,297,962         6,326,097         4,864,101
                                                    ===============================================

See accompanying notes to financial statements.

                                 BALANCE SHEETS
June 30,                                                                                 1996              1995
- ---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and short term investments (Note 2)                                       $25,838,795         8,204,275
   Trade accounts receivable, net of allowances for doubtful accounts and
      sales returns of $1,524,059 in 1996 and $1,103,771 in 1995 (Note 5)           3,828,788         3,570,732
   Inventories                                                                      1,663,402         1,685,757
   Refundable Federal income taxes                                                    475,403            59,677
   Deferred Federal income taxes (Note 6)                                           1,057,491           629,601
   Prepaid expenses and other assets                                                  549,391           308,407
                                                                                  -----------------------------
      Total current assets                                                         33,413,270        14,458,449
                                                                                  -----------------------------

Equipment and leasehold improvements, at cost:
   Equipment                                                                        4,573,041         3,143,915
   Leasehold Improvements                                                             906,320           476,800
                                                                                  -----------------------------
      Total equipment and leasehold improvements                                    5,479,361         3,620,715
   Less accumulated depreciation and amortization                                   2,442,204         1,388,720
                                                                                  -----------------------------
      Net equipment and leasehold improvements                                      3,037,157         2,231,995
                                                                                  -----------------------------
Long-term marketable securities (Note 2)                                            6,957,798                 -
                                                                                  -----------------------------
      Total assets                                                                $43,408,225        16,690,444
                                                                                  =============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Trade accounts payable                                                             720,621           916,165
   Accrued liabilities (Note 3)                                                     2,196,594         2,087,046
                                                                                  -----------------------------
      Total current liabilities                                                     2,917,215         3,003,211
                                                                                  -----------------------------
Shareholders' equity (Note 4):
   Common stock, no par value. Authorized 30,000,000 shares;
      issued and outstanding 6,626,672 in 1996 and 5,477,970 shares in 1995        37,752,801        12,962,182
   Retained earnings                                                                2,738,209           725,051
                                                                                  -----------------------------
      Total shareholders' equity                                                   40,491,010        13,687,233
                                                                                  -----------------------------
Commitments (Note 7)
      Total liabilities and shareholders' equity                                  $43,408,225        16,690,444
                                                                                  =============================


See accompanying notes to financial statements.

                       STATEMENTS OF SHAREHOLDERS' EQUITY


                                                       Common Stock                      Retained           Total
                                                ----------------------------             Earnings       Shareholders'
                                                 Shares           Amount                 (Deficit)         Equity
- --------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1993                       4,509,475       $  7,036,917              638,778       $  7,675,695
   Sales of common stock for cash,
      net of issuance costs of $106,215           825,000          5,393,785                    -          5,393,785
   Exercise of stock options                       27,000             43,900                    -             43,900
   Net loss                                             -                  -           (1,937,404)        (1,937,404)
                                                --------------------------------------------------------------------

Balances at June 30, 1994                       5,361,475         12,474,602           (1,298,626)        11,175,976
   Common stock sold pursuant to
      employee stock purchase plan                  7,557             62,094                    -             62,094
   Exercise of stock options                      108,938            299,780                    -            299,780
   Tax benefit realized upon exercise
      of stock options                                  -            125,706                    -            125,706
   Net earnings                                         -                  -            2,023,677          2,023,677
                                                --------------------------------------------------------------------

Balances at June 30, 1995                       5,477,970         12,962,182              725,051         13,687,233
   Sale of common stock for cash,
      net of issuance costs of $389,952           638,873         22,341,149                    -         22,341,149
   Common stock sold pursuant to
      employee stock purchase plan                  7,117            138,969                    -            138,969
   Exercise of stock warrants                     346,274            250,000                    -            250,000
   Exercise of stock options                      156,534            686,512                    -            686,512
   Tax benefit realized upon exercise
      of stock options                                  -          1,377,229                    -          1,377,229
   Fractional shares from stock split                (96)             (3,240)                   -             (3,240)
   Net earnings                                         -                  -            2,013,158          2,013,158
                                                --------------------------------------------------------------------

Balances at June 30, 1996                       6,626,672        $37,752,801            2,738,209        $40,491,010
                                                ====================================================================

See accompanying notes to financial statements.

                           STATEMENTS OF CASH FLOWS

Years Ended June 30,                                                            1996              1995              1994
- --------------------                                                            ----              ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                                  $  2,013,158         2,023,677        (1,937,404)

   Adjustments to reconcile net earnings (loss) to net cash
      provided (used) by operating activities:
      Depreciation and amortization                                        1,053,484           555,528         1,349,224
      Deferred income tax expense (benefit)                                 (427,890)         (629,601)           93,832
      Change in operating assets and liabilities:
         Increase in trade accounts receivable                              (258,056)       (1,979,716)         (272,182)
         Decrease (increase) in inventories                                   22,355          (425,161)         (248,022)
         Decrease (increase) in refundable Federal income taxes               59,677           397,086          (321,342)
         Decrease (increase) in prepaid expenses and other assets           (240,984)           35,626           (34,377)
         Increase (decrease) in trade accounts payable                      (195,544)          288,925            71,761
         Increase in accrued liabilities                                   1,011,374         1,458,582           399,784
                                                                        ------------         ---------        ----------
            Net cash provided (used) by operating activities               3,037,574         1,724,946          (898,726)
                                                                        ------------         ---------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Decrease (increase) in marketable securities                          (19,762,246)        2,782,990        (4,986,021)
   Purchase of equipment and leasehold improvements                       (1,858,646)       (1,318,872)         (905,817)
   Increase in capitalized software costs                                         --                --          (200,566)
                                                                        ------------         ---------        ----------
            Net cash provided (used) by investing activities             (21,620,892)        1,464,118        (6,092,404)
                                                                        ------------         ---------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from sales of common stock                                23,413,390           361,874         5,437,685
                                                                        ------------         ---------        ----------
            Net increase (decrease) in cash and
            cash equivalents                                               4,830,072         3,550,938        (1,553,445)
Cash and cash equivalents at beginning of year                             4,028,632           477,694         2,031,139
                                                                        ------------         ---------        ----------
Cash and cash equivalents at end of year                                   8,858,704         4,028,632           477,694
Short term investments                                                    16,980,091         4,175,643         6,958,633
                                                                        ------------         ---------        ----------
   Cash and short-term investments at end of year                       $ 25,838,795         8,204,275         7,436,327
                                                                        ============         =========         =========
Supplemental disclosure of cash flow information --
   cash paid during the year for income taxes                           $     64,899           726,850                --
                                                                        ============         =========         =========

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS

Years Ended June 30,                                         1996, 1995 and 1994
- --------------------------------------------------------------------------------

NOTE 1   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   DESCRIPTION OF BUSINESS
     Edmark Corporation (Company) develops and publishes educational software and other products for the consumer and education markets. The Company's customer base is geographically diverse and consists primarily of software distributors and retailers and educational institutions.

b.   CASH AND CASH EQUIVALENTS
     For purposes of the statements of cash flows, all short-term investments with original maturities of three months or less are considered to be cash equivalents.

c.   INVESTMENTS
     The Company accounts for investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investment securities are classified as held-to-maturity, and as such, are carried at amortized cost.

d.   ACCOUNTS RECEIVABLE
     Accounts receivable are principally from distributors and retailers of the Company's products. The Company performs periodic credit evaluations of its customers and maintains allowances for potential credit losses and returns. The Company generally extends credit on open account without requiring collateral.

e.   INVENTORIES
     Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value) and consist of the following at June 30:

                                          1996             1995
                                          ----             ----
             Work in Process           $  821,977          976,722
             Finished Goods               841,425          709,035
                                       ----------        ---------
                                       $1,663,402        1,685,757
                                       ==========        =========

f.   DEPRECIATION AND AMORTIZATION
     Depreciation and amortization of equipment and leasehold improvements are provided on the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the lease term, if shorter.

g.   REVENUE RECOGNITION
     The Company recognizes revenue upon product shipment, net of an allowance for returns and exchanges, provided that the Company has no remaining obligations and collection of the resulting receivable is deemed probable by management. Subject to certain limitations, the Company permits customers to obtain exchanges or return products within certain specified periods of time. Revenues from non-refundable license fees are recognized as income when earned. Warranty costs and post-sale support, which have been immaterial, are accrued at the time of sale.

h.   ADVERTISING
     The Company expenses the production cost of advertising the first time the advertising takes place, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit.

     Direct response advertising consists of an annual product catalog, the costs of which are amortized using the straight-line method over a 12-month period.

     The net book value of capitalized costs at June 30, 1996, and 1995, was $152,791 and $106,341 respectively. Advertising expense amounted to $6,030,954 in 1996, $3,448,582 in 1995 and $1,948,386 in 1994.

i.   RESEARCH AND DEVELOPMENT
     Research and development costs related to designing, developing and testing new software products are charged to expense as incurred. Generally accepted accounting principles provide for the capitalization of certain software development costs once technological feasibility is established. The cost so capitalized is then amortized over the estimated product life or the ratio of current to projected product revenues, whichever is greater. The Company has not capitalized any such costs since January 1, 1994, as technological feasibility is generally not established until substantially all development is complete.

     Effective January 1, 1994, the Company reduced to six months the remaining time period over which previously capitalized software costs were amortized. This change was made because the software market in general, and education software in particular, has become increasingly more competitive and subject to technological change. The effect of this change was to increase expense by $456,000, or $0.09 per share, in 1994.

j.   INCOME TAXES
     The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

k.   NET EARNINGS (LOSS) PER SHARE
     Net earnings (loss) per share is computed using the weighted average number of common and dilutive common share equivalents outstanding during the year. Common equivalent shares consist of options and warrants to purchase common stock using the treasury stock method. Fully diluted earnings per share for all periods presented were not materially different from primary earnings per share.

l.   RECENTLY ISSUED ACCOUNTING STANDARD
     In October 1995, the Financial Accounting Standards Board issued Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." SFAS No. 123 permits a company to choose either a new fair value-based method or the current Accounting Principles Board Opinion No. 25 (APB No. 25) intrinsic value-based method of accounting for its stock-based compensation arrangements. The Company intends to continue to account for employee stock options under APB No. 25. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, and will require certain additional disclosures in the Company's fiscal 1997 financial statements.

m.   USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

n.   RECLASSIFICATIONS
     Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.



NOTE 2   CASH AND INVESTMENTS

A summary of cash and investments at June 30 follows:

                                                           1996          1995
                                                           ----          ----
             Cash and equivalents:
                Cash                                    $ 2,642,374      729,833
                Municipal securities                             --    1,400,544
                Money market funds                        6,216,330    1,300,163
                Commercial paper                                 --      598,092
                                                        -----------    ---------
                    Cash and equivalents                  8,858,704    4,028,632
                                                        -----------    ---------
             Short-term investments:
                Commercial paper                         10,717,375    4,175,643
                Money market preferreds                   6,262,816           --
                                                        -----------    ---------
                    Short-term investments               16,980,091    4,175,643
                                                        -----------    ---------
                    Cash and short-term investments     $25,838,795    8,204,275
                                                        ===========    =========

             Long-term marketable securities            $ 6,957,798           --
                                                        ===========    =========


The current value of the Company's investments approximated fair value at June 30, 1996, and 1995. Long-term marketable securities are in the form of municipal securities with maturities of not more than two years.



NOTE 3   ACCRUED LIABILITIES

A summary of accrued liabilities at June 30 follows:

                                                   1996                  1995
                                                   ----                  ----
             Accrued compensation               $  430,117               520,168
             Customer prepayments                       --               626,581
             Other                               1,766,477               940,297
                                                ----------             ---------
                                                $2,196,594             2,087,046
                                                ==========             =========

NOTE 4   SHAREHOLDERS' EQUITY

a.   STOCK OPTION PLANS
     EMPLOYEE STOCK OPTION PLAN
     The Company has a stock option plan (Plan) to compensate key employees for past and future services and has reserved 1,950,000 shares of common stock for option grants under the Plan. Generally, options vest, based on continued employment, over a four-year period in equal cumulative yearly increments beginning one year from the date of grant. The options expire ten years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

     A summary of stock options under the Plan follows:

                                                                    OUTSTANDING OPTIONS
                                                       SHARES       -------------------
                                                      AVAILABLE     NUMBER        PRICE
                                                      FOR GRANT    OF SHARES    PER SHARE
                                                      ---------    ---------    ---------
        Balances at June 30, 1993                      315,000      510,000   $ 1.17 -  7.17
           Authorization of additional shares          750,000           --         --
           Options granted                            (507,000)     507,000     6.33 -  8.50
           Options relinquished                         58,875      (58,875)    1.17 -  8.00
           Options exercised                                --      (27,000)    1.17 -  2.00
                                                       -------    ---------   --------------
        Balances at June 30, 1994                      616,875      931,125     1.17 -  8.50
           Options granted                            (482,250)     482,250     6.33 - 24.33
           Options relinquished                        237,975     (237,975)    6.50 -  6.83
           Options exercised                                --     (107,438)    1.17 -  8.50
                                                       -------    ---------   --------------
        Balances at June 30, 1995                      372,600    1,067,962     1.83 - 24.33
           Authorization of additional shares          375,000           --         --
           Options granted                            (471,675)     471,675    20.25 - 41.00
           Options relinquished                        292,469     (292,469)    6.50 - 41.00
           Options exercised                                --     (137,784)    1.83 - 19.33
                                                       -------    ---------   --------------
        Balances at June 30, 1996                      568,394    1,109,384   $ 1.83 - 41.00
                                                       =======    =========   ==============

     At June 30, 1996, 450,497 shares were exercisable at an average price of $12.80 per share.

     NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
     In October 1995, the Company adopted a non-employee Director Stock Option Plan to compensate non-employee directors of the Company for past and future services and has reserved 120,000 shares of common stock for option grants. On the third business day following the day of each Annual Meeting of Shareholders, each non-employee director will be granted an option to purchase 2,000 shares of the Company's common stock. The options are fully vested on the date of grant, expire ten years from the date of grant, and are exercisable at the fair market value of the common stock at the grant date. At June 30, 1996, 16,000 shares have been granted under the plan at an exercise price of $44.00 per share.

     During fiscal 1992, options to purchase 67,500 shares of the Company's common stock at prices ranging from $2.50 to $3.50 were granted to certain Directors of the Company. The options vest over a four-year period and expire ten years from the date of grant. During fiscal 1996, 18,750 shares were exercised at $3.50 and $2.50 per share and, during fiscal year 1995, 1,500 options were exercised at $2.50 per share. At June 30, 1996, 49,250 shares were outstanding, all of which were fully vested at an average price of $3.21 per share.

b.   STOCK WARRANTS
     In connection with the sale of 825,000 shares of common stock in February 1994, warrants to purchase 412,500 shares of common stock were issued with an exercise price of $6.67 per share. The warrants were exercised in August 1995.

c.   EMPLOYEE STOCK PURCHASE PLAN
     In November 1994, the Company adopted an Employee Stock Purchase Plan (Purchase Plan) and reserved 150,000 shares of common stock for issuance under the Purchase Plan. Under the Purchase Plan, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to the lesser of 85% of the fair market value of the common stock at the beginning or end of the respective semi-annual periods.



NOTE 5              SIGNIFICANT CUSTOMER

One customer accounted for approximately 17% and 20% of net revenues in fiscal 1996 and 1995, respectively, and had an accounts receivable balance of $958,000 and $1,055,000 at June 30, 1996, and 1995, respectively. No customer accounted for more than 10% of net revenues in fiscal 1994.



NOTE 6              INCOME TAXES

Components of income tax expense (benefit) are summarized as follows:

                                              YEAR ENDED JUNE 30,
                                              -------------------
                                     1996               1995               1994
                                     ----               ----               ----
            Current             $ 899,816            792,879           (376,923)
            Deferred             (427,890)          (629,601)            93,832
                                ---------            -------           --------
                                $ 471,926            163,278           (283,091)
                                =========            =======           ========

Income tax expense (benefit) differs from "expected" income tax (benefit) (computed by applying the U.S. Federal income tax rate of 34%) in 1996 due to the exempt interest income and a reduction in the valuation allowance on net deferred tax assets. The 1995 effective tax rate differed from the statutory rate due to utilization of research and experimentation tax credits and a reduction in the valuation allowance on net deferred tax assets and the 1994 effective tax rate differed principally due to the change in the valuation allowance related to deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of net deferred tax assets are comprised of the following at June 30, 1996, and 1995:

          DESCRIPTION                                         1996          1995
          -----------                                         ----          ----
          Deferred tax assets:
            Inventory                                   $  350,870       113,983
            Accounts  receivable                           526,680       375,282
            Capitalized software costs                     143,745       191,659
            Accrued liabilities                            155,720       229,796
              Gross deferred tax assets                  1,177,015       910,720
                                                        ----------       -------
            Less valuation allowance                       100,000       213,460
                                                        ----------       -------
              Total deferred tax assets                  1,077,015       697,260
          Deferred tax liabilities - depreciation           19,524        67,659
                                                        ----------       -------
            Net deferred tax assets                     $1,057,491       629,601
                                                        ==========       =======


The valuation allowances for deferred tax assets was $604,474 at July 1, 1994. The net change in the total valuation allowance was decreases of $113,460 in 1996 and $391,014 in 1995 and an increase of $604,474 in 1994.



NOTE 7              COMMITMENTS

a.   LEASE COMMITMENTS
     The Company occupies its current facilities under terms of noncancelable operating leases that expire at various dates through August 1998, subject to extension at the Company's option. The terms of the leases provide for annual payments of approximately $775,000.

     Rent expense under noncancelable operating leases amounted to $693,541 in 1996, $386,823 in 1995 and $310,388 in 1994.

b.   PROFIT SHARING AND SALARY DEFERRAL PLAN
     The Company has a profit sharing and salary deferral plan (Plan) that covers substantially all employees. The Company, at its discretion, may make contributions to the Plan, although it has not made any such contributions to date. Although the Company has no present intent to do so, it may terminate this Plan and the benefits provided at any time. The Company has no other post-employment or post-retirement benefit plans.

c.   ROYALTIES
     The Company has development agreements with independent developers, which provide for royalties on product sales. Royalty expense (included in cost of revenues) under these agreements amounted to $54,932 in 1996, $159,327 in 1995 and $173,802 in 1994.

d.   DEVELOPMENT AGREEMENT
     On December 15, 1994, the Company entered into a strategic alliance with Harcourt Brace School Publishers (Harcourt), a division of Harcourt Brace & Company, a publisher in the education market. Pursuant to the Master Development and Distribution Agreement (Agreement), the Company and Harcourt agreed to collaborate in the development of certain new educational software products. The Company recognized $2,248,245 and $347,513 of research and development co-funding revenue during fiscal 1996 and 1995, respectively, under this agreement. Under the Agreement, the Company also received $1.0 million, which was recognized as revenue in 1995, for the licensing of certain software technology to Harcourt and as a non-refundable advance on royalties from future Harcourt sales.



NOTE 8              SUPPLEMENTARY UNAUDITED FINANCIAL DATA

                                                                          QUARTERS
                                                                          --------
          1996                                   FIRST            SECOND            THIRD            FOURTH             TOTAL
          ----                                   -----            ------            -----            ------             -----
          Net revenues                        $6,931,826        12,706,247        6,109,706         6,440,165        $32,187,944
          Gross profit                         5,266,125         9,638,943        4,804,564         4,849,388         24,559,020
          Operating expenses                   5,152,059         6,608,764        5,351,129         6,025,180         23,167,132
          Operating income (loss)                114,066         3,030,179         (546,565)       (1,175,792)         1,421,888
          Net earnings (loss)                    241,639         2,407,390         (139,617)         (496,254)         2,013,158
          Net earnings (loss) per share             0.03              0.33            (0.02)            (0.07)              0.28

          1995
          ----
          Net revenues                        $4,136,863         6,696,211        5,563,075         6,322,556        $22,718,705
          Gross profit                         2,863,372         4,508,913        4,116,414         4,463,174         15,951,873
          Operating expenses                   3,097,293         3,460,513        3,325,814         4,268,746         14,152,366
          Operating income (loss)               (233,922)        1,048,400          790,600           194,429          1,799,507
          Net earnings (loss)                   (154,068)        1,064,266          843,896           269,583          2,023,677
          Net earnings (loss) per share            (0.03)             0.17             0.13              0.04               0.32


Quarterly per share amounts do not add to the total due to changes in the number of weighted average shares outstanding throughout the year.

COMMON STOCK

The Company's common stock is quoted on the Nasdaq National Market under the symbol "EDMK". There is currently only a limited trading market for shares of the Company's common stock and accordingly there is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low closing prices for the Company's common stock. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

                                             High            Low
Fiscal Year Ended June 30, 1996:         ----------------------------
      First Quarter                         $49.00           27.42
      Second Quarter                         49.13           29.25
      Third Quarter                          40.25           20.75
      Fourth Quarter                         32.00           18.25

Fiscal Year Ended June 30, 1995:
      First Quarter                           7.17            6.50
      Second Quarter                         10.33            6.50
      Third Quarter                          17.08            9.67
      Fourth Quarter                         27.50           16.17


The Company has not paid any cash dividends and does not intend to pay any cash dividends in the foreseeable future.

As of August 15, 1996, there were approximately 582 holders of record of the Company's common stock. Most of such shares are held by brokers and other institutions on behalf of shareholders.